SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

June 12, 2015

Commission File Number 001-36761

Kenon Holdings Ltd.

1 Temasek Avenue #36-01

Millenia Tower

Singapore 039192

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBITS 99.1 and 99.3 TO THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-201716) OF KENON HOLDINGS LTD. AND IN THE PROSPECTUSES RELATING TO SUCH REGISTRATION STATEMENT.

Kenon Holdings Ltd. (“Kenon”) will hold its Annual General Meeting of Shareholders on June 30, 2015 at 10:00 a.m. (SGT) (the “Annual General Meeting”). In connection with the Annual General Meeting, Kenon will mail to its beneficial shareholders on or about June 16, 2015, and its shareholders of record (members’) on June 12, 2015, a (i) Proxy Statement, dated as of the date hereof (the “Proxy Statement”), (ii) Notice of Annual General Meeting of Shareholders, dated as of the date hereof, and (iii) Annual and Directors’ Report and Singapore Statutory Financial Statements for the period ended December 31, 2014, attached hereto as Exhibits 99.1, 99.2 and 99.3, respectively.

Kenon has also made available to its shareholders a Proxy Card, attached as Exhibit 99.4 to this Report on Form 6-K, which is to be completed according to the instructions set forth in the Proxy Statement.

Exhibits

99.1	Proxy Statement, dated as of June 12, 2015

99.2	Notice of Annual General Meeting of Shareholders, dated as of June 12, 2015

99.3	2014 Annual Report comprising the Directors’ Report and Statement for Kenon Holdings Ltd. and the Singapore Statutory Consolidated Audited Accounts of Kenon Holdings Ltd. and its subsidiary for the Financial Period ended December 31, 2014

99.4	Proxy Card for Kenon Holdings Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENON HOLDINGS LTD.

	By:	/s/ Yoav Doppelt
Date: June 12, 2015	Name:	Yoav Doppelt
	Title:	Chief Executive Officer